Exhibit 99.1

On Reports Results for the Third Quarter and Nine-Month Period Ended September 30, 2022
•On reports strong results for the first nine months of 2022, reaching CHF 855.4 million in net sales YTD. Q3 2022 net sales increased by 50.4%, driven by strong wholesale growth of 55.6% and DTC growth of 40.7%, as well as exceptional growth of 85.2% in the Asia-Pacific region and continued strong demand in On's North America region, growing at 57.1%.
•Q3 2022 was the strongest quarter in history, as On records Q3 2022 net sales of CHF 328.0 million. Despite an uncertain macroeconomic environment, foreign exchange headwinds, and temporary supply chain constraints, net income and adjusted EBITDA reached CHF 20.6 million and CHF 56.3 million, respectively.
•On delivers a third quarter 2022 gross profit margin of 57.1%, down from 60.2% in the prior year period and up from 55.1% in the second quarter 2022, reflecting unfavorable foreign exchange rates and continued, yet reduced, transitory headwinds from a higher airfreight share.
•On is monitoring the macroeconomic developments and potential changes in consumer demand with caution. However, based on the outstanding performance of the first three quarters of 2022 and strong order books for Q4, On is raising its previous guidance by CHF 25 million and now expects net sales of CHF 1.125 billion and an increased adjusted EBITDA of CHF 148 million for the full year 2022. Guidance for the full year adjusted EBITDA margin remains unchanged at 13.2%.
•On is continuing to create innovative products to unleash the full potential of the world's best athletes. In the third quarter, On Athlete Gustav Iden won the men's Ironman World Championship in Hawaii with a new overall course record, as well as running a course record marathon. In addition, On is continuing its great efforts in the sustainability field and is pioneering the footwear industry by presenting the first-ever shoe made out of carbon emissions.

ZURICH, Switzerland, November 16, 2022 - On Holding AG (NYSE: ONON) (“On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” or “us”), has announced its financial results for the third quarter and nine-month period ended September 30, 2022.

Martin Hoffmann, Co-CEO and CFO of On, said: “With 50.4% top-line growth and CHF 56.3 million adjusted EBITDA, Q3 has been another record quarter for On. We are extremely proud to have exceeded 1 billion Swiss Francs in net sales when considering the past 12 months leading up to September 30th. Our recently launched running and trail running shoes are extremely hot and win market share globally. The win of On Athlete Gustav Iden in the men's Ironman World Championship in Hawaii, the launch of our first online re-sell platform Onward, our we-chat mini program in China, and our latest owned retail store opening in Los Angeles are just some of the highlights in the last three months. The strong nine-month results and the strong order books for Q4 and beyond give us a lot of confidence going into the last months of the year and into 2023, putting us in a position to again increase our net sales outlook for the full year 2022. All of this would not be possible without our culture and the team that is standing behind it."

David Allemann, Co-Founder and Executive Co-Chairman of On, said: “The momentum of the On brand shows no signs of slowing. This quarter has seen On reach more new fans than ever before with our mix of innovative performance footwear and apparel, powerful marketing campaigns and immersive shopping experiences. Our unrelenting focus on performance innovation continues to be a winning formula, inspiring us to create the world’s first ever shoe made from carbon emissions and helping our fans and elite athletes to achieve their dreams."

Third Quarter 2022 Financial and Operating Metrics
Key highlights for the three-month period ended September 30, 2022 compared to the three-month period ended September 30, 2021 include:

•    net sales increased 50.4% to CHF 328.0 million;
•    net sales through the direct-to-consumer ("DTC") sales channel increased 40.7% to CHF 106.6 million;
•    net sales through the wholesale sales channel increased 55.6% to CHF 221.4 million;
•    net sales in North America, Europe, Asia-Pacific and Rest of World increased 57.1% to CHF 176.3 million, 31.8% to CHF 116.5 million, 85.2% to CHF 24.2 million and 150.0% to 11.0, respectively;
•    net sales from shoes, apparel and accessories increased 51.6% to CHF 310.9 million, 32.4% to CHF 15.2 million and 25.2% to CHF 1.9 million, respectively;

•gross profit increased 42.7% to CHF 187.4 million;
•    gross profit margin decreased to 57.1% from 60.2%;
•    net income increased to CHF 20.6 million from CHF 13.0 million;
•    net income margin increased to 6.3% from 6.0%;
•basic EPS Class A (CHF) increased by CHF 0.02 to CHF 0.07;
•diluted EPS Class A (CHF) increased by CHF 0.02 to CHF 0.06;
•    adjusted EBITDA increased 48.5% to CHF 56.3 million from CHF 37.9 million;
•adjusted EBITDA margin decreased from 17.4% to 17.2%;
•adjusted net income increased to CHF 22.3 million from CHF 18.5 million;
•adjusted basic EPS Class A (CHF) increased by CHF 0.01 to CHF 0.07; and
•adjusted diluted EPS Class A (CHF) increased by CHF 0.01 to CHF 0.07.

Key highlights for nine-month period ended September 30, 2022 compared to the nine-month period ended September 30, 2021 include:
•net sales increased 60.3% to CHF 855.4 million;
•net sales through the DTC sales channel increased 54.7% to CHF 295.6 million;
•net sales through the wholesale sales channel increased 63.5% to CHF 559.7 million;
•net sales in North America, Europe, Asia-Pacific and Rest of World increased 79.8% to CHF 496.4 million, 27.0% to CHF 274.7 million, 82.3% to CHF 58.6 million and 186.6% to CHF 25.7, respectively;
•net sales from shoes, apparel and accessories increased 61.7% to CHF 814.0 million, 35.8% to CHF 35.8 million and 55.1% to CHF 5.5 million
•gross profit increased 47.7% to CHF 470.3 million;
•gross profit margin decreased to 55.0% from 59.7%;
•net income increased to CHF 84.1 million from CHF 16.8 million;
•net income margin increased to 9.8% from 3.1%;
•basic EPS Class A (CHF) increased by CHF 0.21 to CHF 0.27;
•diluted EPS Class A (CHF) increased by CHF 0.20 to CHF 0.26;
•adjusted EBITDA increased 21.4% to CHF 103.5 million from CHF 85.2 million;
•adjusted EBITDA margin decreased from 16.0% to 12.1%;
•adjusted net income increased 87.2% to CHF 84.1 million from CHF 44.9 million;
•adjusted basic EPS Class A (CHF) increased 66.0% to CHF 0.27 from CHF 0.16; and
•adjusted diluted EPS Class A (CHF) increased 67.2% to CHF 0.26 from CHF 0.16.

Key highlights as of September 30, 2022 include:
•cash and cash equivalents decreased 25% to CHF 493.0 million compared to December 31, 2021; and
•net working capital was CHF 382.6 million as of September 30, 2022 which reflects an increase of 104.0% compared to December 31, 2021.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital enhance investors understanding of our financial and operating performance from period to period because they exclude certain material items related to share-based compensation and other costs which are not reflective of our ongoing operations and performance. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see the section below titled “Non-IFRS Measures”.

Outlook
On has had a very successful first nine months of 2022, achieving three consecutive net sales records in the respective quarters. The continued success of the On brand has been driven by continuously increasing brand awareness around the globe, and numerous successful and innovative product launches. Based on all indications available, including the order book for the remainder of the year and into 2023, On expects to continue to drive significant growth despite the current macroeconomic environment.

Following transitory supply shortages as a result of factory closures in 2021, particularly impacting the first half of the year 2022, On goes into the fourth quarter with a strong inventory position and expects the use of air freight to be at a fully normalized level in the final months of the year. While On expects continued margin pressure from the combination of a strong USD and weak EUR compared to its reporting currency CHF, the current demand puts On in a strong position to further increase absolute and relative profitability.

For the year ending December 31, 2022, On is again increasing its net sales outlook by CHF 25 million, to CHF 1.125 billion, representing a year-over-year growth of approximately 55% compared to 2021. Despite the pressures on margin described above, On is raising its adjusted EBITDA target for the full year to CHF 148 million and reiterating the target adjusted EBITDA margin of 13.2%.

Other than with respect to IFRS net-sales, On only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. As a result, we are not able to forecast with reasonable certainty all deductions needed in order to provide a reconciliation to net income. The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including those stated below.

Conference Call Information
A conference call to discuss third quarter results is scheduled for November 16, 2022 at 8 a.m. US Eastern time (2 p.m. Central European Time). Those interested in participating in the call are invited to dial the following numbers:

United States:        +1 760 294 16 74
United Kingdom:    +44 203 059 58 69
Switzerland:        +41 91 261 14 47

No access code necessary.

Additionally, a live webcast of the conference call will be available on the Company's investor relations website and under the following link: https://events.q4inc.com/attendee/916539984. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About On
On was born in the Swiss Alps with one goal: to revolutionize the sensation of running by empowering all to run on clouds. Twelve years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel, and accessories for high-performance running, outdoor, and all-day activities. Fuelled by customer-recommendation, On’s award-winning CloudTec® innovation, purposeful design and ground-breaking strides in sportswear’s circular economy have attracted a fast-growing global fanbase — inspiring humans to explore, discover and dream on. On is present in more than 60 countries globally and engages with a digital community on www.on-running.com.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital are financial measures that are not defined under IFRS. We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. Additionally, we believe these non-IFRS measures enhance an investor’s understanding of our financial and operating performance from period to period, because certain measures, such as adjusted EBITDA and adjusted EBITDA margin, exclude certain material items relating to share-based compensation and other costs which are not reflective of our ongoing operations and performance. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.

However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS or net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. For more information on these non-IFRS measures, please see the section captioned "Reconciliation of Non-IFRS Measures" included in the accompanying financial tables, which includes more detail on the IFRS measure that is most directly comparable to each non-IFRS measure, and the related reconciliations between these measures.

As noted above, we do not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. The amount of these deductions may be material and, therefore, could result in projected net income being materially less than projected adjusted EBITDA. These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. Please see the risks and assumptions referred to in the Forward-Looking Statements section of this news release.

Forward-Looking Statements
This press release includes estimates, projections, statements relating to the Company's business plans, objectives, and expected operating results that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "outlook," "believes," "intends," "estimates," "predicts," "potential" or the negative of these terms or other comparable terminology. These forward-looking statements also include the Company's guidance and outlook statements. These statements are based on management's current expectations but they involve a number of risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of risks and uncertainties, which include, without limitation: our ability to maintain the value and reputation of our brand; the current COVID-19 coronavirus pandemic and related government, private sector, and individual consumer responsive actions; global supply chain challenges in the form of inflationary cost pressures on labor and freight caused by COVID-19; the ongoing conflict between Russia and Ukraine; our highly competitive market and increasing competition; our ability to compete and conduct our business in the future; our ability to anticipate consumer preferences and to continue to innovate and to successfully develop and introduce new, innovative and updated products; the acceptability of our products to customers and our ability to connect with our consumer base; our ability to accurately forecast consumer demand for our products and manage product manufacturing decisions; changes in consumer tastes and shopping preferences and shifts in distribution channels; our international operations; our ability to expand internationally in light of our limited operating experience and limited brand recognition in new international markets; our ability to implement our growth strategy and manage our growth and the increased complexity of our business effectively; our ability to strengthen our direct-to-consumer channel; our ability to successfully open new store locations in a timely manner; seasonality; our third-party suppliers, manufactures and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; our reliance on and limited control over third-party suppliers to provide materials for and to produce our products; the operations of many of our suppliers are subject to international and other risks; suppliers or manufacturers not complying with our Vendor Code of Ethics or applicable laws; our ability to deliver our products to the market and to meet consumer expectations if we have problems with our distribution system; our ability to distribute products through our wholesale channel; the availability of qualified personnel and the ability to retain such people; increasing labor costs and other factors associated with the production of our products in South Asia and South East Asia; changes in commodity, material, distribution and other operating costs; rising inflation rates due to material shortages, transportation bottlenecks and rising shipping costs; our ability to safeguard against security breaches with respect to our information technology systems; our compliance with privacy and data protection laws; our reliance on complex IT systems and any material disruption of our information systems, including security breaches; our ability to have technology-based systems function effectively and grow our e-commerce business globally; climate change, and related legislative and regulatory responses; increased scrutiny regarding our environmental, social, and governance; or sustainability responsibilities; an economic recession, depression, or downturn or economic uncertainty in our key markets; global economic, demographic, political and business conditions; health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic; our ability to source and sell our merchandise profitably or at all if new trade restrictions are imposed or existing trade restrictions become more burdensome; changes in governmental regulations or tax laws, including unanticipated tax liabilities; our ability to comply with trade and other regulations; fluctuations in foreign currency exchange rates; imitation by our competitors; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; conflicting trademarks and the prevention of sale of certain products; our exposure to various types of litigation; our generation of net losses in the past and potentially in the future; other factors that may affect our financial condition, liquidity and results of operations; our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer; and other risks and uncertainties set out in filings made from time to time with the United States Securities and Exchange Commission and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

For investor and media inquiries
Investor Contact:
On Holding AG
Jerrit Peter
investorrelations@on-running.com
or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media Contact:
On Holding AG
Vesna Stimac
press@on-running.com

Source: On
Category: Earnings

Consolidated Financial Information
Consolidated interim statements of income / (loss)
(unaudited)

	Three-month period ended September 30,		Nine-month period ended September 30,
(CHF in thousands)	2022	2021	2022	2021

Net sales	328,013	218,037	855,356	533,492
Cost of sales	(140,605)	(86,749)	(385,036)	(215,024)
Gross profit	187,408	131,288	470,321	318,467
Selling, general and administrative expenses	(146,720)	(107,407)	(399,920)	(282,106)
Operating result	40,688	23,881	70,400	36,361
Financial income	1,850	5	3,274	18
Financial expenses	(2,465)	(674)	(5,500)	(2,218)
Foreign exchange result	(15,327)	(5,021)	34,135	(2,723)
Income before taxes	24,747	18,191	102,310	31,439
Income taxes	(4,116)	(5,199)	(18,187)	(14,688)
Net income	20,631	12,993	84,123	16,751
Earnings per share
Basic EPS Class A (CHF)	0.07	0.05	0.27	0.06
Basic EPS Class B (CHF)	0.007	0.005	0.027	0.006

Diluted EPS Class A (CHF)	0.06	0.04	0.26	0.06
Diluted EPS Class B (CHF)	0.006	0.005	0.026	0.006

Consolidated interim balance sheets
(unaudited)

(CHF in thousands)	9/30/2022	12/31/2021

Cash and cash equivalents	492,984	653,081
thereof restricted cash	137,061	—
Trade receivables	178,241	99,264
Inventories	262,451	134,178
Other current financial assets	31,217	30,054
Other current operating assets	71,680	48,024

Current assets	1,036,574	964,601

Property, plant and equipment	66,760	34,399
Right-of-use assets	349,223	177,889
Intangible assets	56,496	57,464
Deferred tax assets	22,162	2,171

Non-current assets	494,641	271,923

Assets	1,531,214	1,236,524

Trade payables	58,141	45,939
Other current financial liabilities	20,326	20,096
Other current operating liabilities	108,521	121,673
Current provisions	4,316	14,903
Income tax liabilities	5,397	2,400

Current liabilities	196,701	205,011

Employee benefit obligations	1,704	5,853
Non-current provisions	6,425	4,442
Other non-current financial liabilities	345,993	167,228
Deferred tax liabilities	19,461	5,611

Non-current liabilities	373,584	183,133

Share capital	33,454	33,454
Treasury shares	(26,146)	(25,035)
Capital reserves	1,068,133	1,043,987
Other reserves	1,970	(3,422)
Accumulated losses	(116,482)	(200,604)

Equity	960,929	848,379

Equity and liabilities	1,531,214	1,236,524

Consolidated interim statements of cash flows
(unaudited)

	Nine-month period ended September 30,
(CHF in thousands)	2022	2021

Net income	84,123	16,751
Share-based compensation	2,682	22,018
Employee benefit expenses	811	1,091
Depreciation and amortization	33,677	19,391
Loss/(gain) on disposal of assets	1,795	—
Interest income and expenses	1,133	1,608
Net exchange differences	(45,710)	(1,432)
Income taxes	18,187	14,688
Change in provisions	(8,895)	2,351
Change in working capital
Trade receivables	(74,944)	(51,218)
Inventories	(123,008)	(40,914)
Trade payables	11,892	8,373
Change in other current assets / liabilities	(34,589)	1,038
Interests received	3,240	—
Income taxes paid	(27,493)	(2,218)
Cash inflow / (outflow) from operating activities	(157,100)	(8,473)

Purchase of tangible assets	(43,732)	(12,028)
Purchase of intangible assets	(5,557)	(8,127)
Payment of contingent considerations	—	(200)
Cash inflow / (outflow) from investing activities	(49,290)	(20,355)

Payments of lease liabilities	(10,385)	(6,874)
Proceeds from issue of shares	—	618,262
Proceeds on sale of treasury shares related to share-based compensation	24,710	—
Equity transaction costs	—	(363)
Interests paid	(4,314)	(1,598)
Cash inflow from financing activities	10,010	609,427

Change in net cash and cash equivalents	(196,379)	580,600
Net cash and cash equivalents at January 1	653,081	90,595
Net impact of foreign exchange rate differences	36,282	927
Net cash and cash equivalents at September 301	492,984	672,122
1 Net cash and cash equivalents as at September 30, 2022 includes restricted cash in the amount of CHF 137.1 million (September 30, 2021: 0)

Reconciliation of non-IFRS measures
Adjusted EBITDA and adjusted EBITDA margin
The table below reconciles net income / (loss) to adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in thousands)	2022	2021	% Change	2022	2021	% Change

Net income	20,631	12,993	58.8%	84,122	16,751	402.2%
Exclude the impact of:
Income taxes	4,116	5,199	(20.8)%	18,187	14,688	23.8%
Financial income	(1,850)	(5)	36635.9%	(3,274)	(18)	18150.9%
Financial expenses	2,465	674	265.7%	5,500	2,218	148.0%
Foreign exchange result(1)	15,327	5,021	205.2%	(34,135)	2,723	(1353.8)%
Depreciation and amortization	13,720	7,716	77.8%	33,676	19,392	73.7%
Share-based compensation(2)	1,930	2,360	(18.2)%	(605)	22,251	(102.7)%
Equity transaction costs	—	3,974	(100.0)%	—	7,225	(100.0)%
Adjusted EBITDA	56,339	37,932	48.5%	103,471	85,230	21.4%
Adjusted EBITDA Margin	17.2%	17.4%	(1.3)%	12.1%	16.0%	(24.3)%

(1)    Represents the foreign exchange impact within the net financial result. We do not consider these expenses reflective of the operating performance of the business.
(2)    Represents non-cash share-based compensation expense. We do not consider these expenses reflective of the operating performance of the business.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
Adjusted basic EPS is used in conjunction with other non-IFRS measures and excludes certain items (as listed below) from the calculation in order to increase comparability of the metric from period to period, which we believe makes it useful for management, our audit committee and investors to assess our financial performance over time.
Diluted earnings per share (EPS) is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis. For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and other costs which are not reflective of our ongoing operations and performance and includes the tax effect on the tax deductible portion of the non-IFRS adjustments.
The table below provides a reconciliation between net income / (loss) to adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Three-month period ended September 30,
(CHF in thousands, except per share data)	2022	2022	2021	2021
	Class A	Class B	Class A	Class B

Net income	18,384	2,247	11,418	1,575
Exclude the impact of:
Share-based compensation(1)	1,720	210	2,074	286
Equity transaction costs	—	—	3,492	481
Tax effect of adjustments(2)	(251)	(31)	(728)	(100)
Adjusted Net income	19,853	2,426	16,256	2,242

Number of shares at beginning of period(4)	282,429,259	345,437,500	245,740,000	345,437,500
Number of shares at end of period(4)	282,973,630	345,437,500	274,998,125	345,437,500
Weighted number of outstanding shares(4)	282,649,491	345,437,500	250,510,346	345,437,500
Weighted number of shares with dilutive effects(4)	1,847,761	6,460,989	3,568,037	—
Weighted number of outstanding shares (diluted and undiluted)(3)(4)	284,497,253	351,898,489	254,078,383	345,437,500

Adjusted Basic EPS (CHF)	0.07	0.007	0.06	0.006
Adjusted Diluted EPS (CHF)	0.07	0.007	0.06	0.006
(1)    Represents non-cash share-based compensation expense. We do not consider these expenses reflective of the operating performance of the business.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted Basic EPS as Adjusted Net Income for such periods.
(4)    Original share numbers have been multiplied by 1,250 to give effect to the Share Capital Reorganization that took place in 2021.

	Nine-month period ended September 30,
(CHF in thousands, except per share data)	2022	2022	2021	2021
	Class A	Class B	Class A	Class B

Net income	74,939	9,183	15,527	1,224
Exclude the impact of:
Share-based compensation(1)	(539)	(66)	20,625	1,626
Equity transaction costs	—	—	6,697	528
Tax effect of adjustments(2)	486	60	(1,233)	(97)
Adjusted Net income	74,887	9,177	41,616	3,281

Number of shares at beginning of period(4)	279,467,285	345,437,500	271,438.75	—
Number of shares at end of period(4)	282,973,630	345,437,500	274,998.13	345,437.50
Weighted number of outstanding shares(4)	281,890,709	345,437,500	259,967.28	204,984.89
Weighted number of shares with dilutive effects(4)	2,535,820	6,961,178	4,289.76	—
Weighted number of outstanding shares (diluted and undiluted)(3)(4)	284,426,529	352,398,678	264,257.04	204,984.89

Adjusted Basic EPS (CHF)	0.27	0.027	0.16	0.016
Adjusted Diluted EPS (CHF)	0.26	0.026	0.16	0.016
(1)    Represents non-cash share-based compensation expense. We do not consider these expenses reflective of the operating performance of the business.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted Basic EPS as Adjusted Net Income for such periods.
(4)    Original share numbers have been multiplied by 1,250 to give effect to the Share Capital Reorganization that took place in 2021.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts, use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of September 30,	As of December 31,
(CHF in thousands)	2022	2021	% Change

Accounts receivables	178,241	99,264	79.6%
Inventories	262,451	134,178	95.6%
Trade payables	(58,141)	(45,939)	26.6%
Net working capital	382,552	187,503	104.0%